

Mail Stop 4631

April 15, 2010

<u>Via U.S. mail</u>

Gary Burkinshaw
Chief Executive Officer
Shawcore Development Corp.
329 Manchester Road
Deepcar, Sheffield
England, S36 2RB

> **RE: Shawcore Development Corp.**
> **Amendment No. 4 to Form S-1**
> **Filed April 6, 2010**
> **File No. 333-162461**

Dear Mr. Burkinshaw:

We have reviewed your filing and have the following comments.

Description of Business, page 17

Government Regulations, page 20

1. We note your response to comment three in our letter dated March 17, 2010, including your disclosure that "no government certification [is] available for selling or distributing [y]our products." In addition to the availability of government certification, please clarify whether you are required to obtain government <u>approval</u> of your products before you begin selling and distributing them into the market. If so, please describe the applicable approval process, including your estimate of how long each step will take to complete, identify your status within this process, and discuss any material effect on your business of having to obtain such governmental approval. See Items 101(h)(4)(viii) and (ix) of Regulation S-K.

Unaudited Financial Statements for the Six-Months Ended February 28, 2010

2. Please include statements of operations and statements of cash flows for the prior interim periods in addition to the current interim periods presented. Refer to Rule 8-03 of Regulation S-X for guidance.

<u>Exhibits</u>

3. Please include as an exhibit an updated consent from De Joya Griffith & Company, LLC that references date of the report included in the Form S-1 and the audited period rather than the unaudited period.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Diane D. Dalmy, Esq. (via facsimile)